Exhibit 99.47

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com

NEWS RELEASE

November 19, 2009	No. 09-19

Avalon Updates Progress on Prefeasibility Study,
Nechalacho Rare Earth Elements Deposit, Thor Lake, NWT
and on East Kemptville Tin-Indium Project, Yarmouth
County, NS

Toronto, ON — Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) (“Avalon” or the “Company”) is pleased to provide an update on the advancement of the prefeasibility study (“PFS”) on the Nechalacho rare earth elements (“REE”) deposit at the Thor Lake Project, NWT and a progress report on the East Kemptville Tin-Indium project in Nova Scotia.

The 2009 summer drilling program on the Nechalacho deposit, which commenced on July 8, concluded on October 14 with 44 holes totaling 9,098 metres being drilled. All 44 holes were drilled in the southern part of the deposit, in the area overlapping with and immediately north of Long Lake where new indicated mineral resources, estimated at 4.4 million tonnes of 1.97% TREO1 and 25.4% HREO, were defined last winter.

These drill holes were designed to intersect the heavy rare earth rich Basal Zone on 50 metre centres, to confirm internal continuity and outline additional indicated resources. Analytical results from the summer drilling are slowly being received, and will be disclosed once a sufficient number are compiled to allow for a meaningful update of the inventory of indicated resources in the Basal Zone. An interim update should be available by early December and a complete update by early January, 2010.

Engineering work related to the prefeasibility study led by independent consultant Scott Wilson RPA is progressing well. Mine design parameters are being developed and will be finalized upon completion of the updated block model from the present drill program. A report on process criteria for the concentrator has been received which will provide the basis for plant design and cost estimation to be carried out by Melis Engineering. Hydrometallurgical testwork on the mineral concentrate to optimize recoveries of REE, and evaluate by-product recovery of other rare metals contained in the concentrate (notably niobium and zirconium), is continuing. Hydrometallurgical process flowsheet development sufficient for a prefeasibility study is expected to be completed early in the new year.

1 TREO refers to total rare earth oxides (the sum of all rare earth elements from lanthanum to lutetium, plus yttrium, expressed as oxides. HREO refers to the ratio of heavy rare earths (europium through to lutetium, plus yttrium, expressed as oxides) to TREO.

By drilling large diameter “HQ” core in the summer program, over 4 tonnes of Basal Zone ore was recovered for mini-pilot plant flotation testing planned for early 2010. This will provide data to determine the scope of the bulk sampling program required for the bankable feasibility study.

The drill rig has been kept on site ready for  a winter drilling program scheduled to begin in mid to late January, 2010. This program will include further in-fill drilling in areas inaccessible during the summer, to define additional indicated mineral resources in the highest grade parts of the Basal Zone, as well as condemnation and geotechnical drilling for engineering purposes. Some exploration drilling will also be carried to test for potential extensions of the Basal Zone to the south of Long Lake, where some of the best grade mineralization has been identified to date, and to test for potential stacked mineralized zones at depth below the Basal Zone as predicted from recent geological modeling work.

Drilling operations were performed by Foraco Drilling Ltd. of Yellowknife, NWT under the supervision of J.C. Pedersen, P.Geo., Senior Geologist. Bruce Hudgins, P.Geo., maintains the analytical database and block model and monitors QA/QC on the laboratory analyses. The Company’s Vice-President, Exploration, William Mercer, Ph.D., P.Geo., provided overall direction on the project. The qualified persons for the purpose of this news release are William Mercer and D.S. Bubar, P. Geo., President.

Community Consultation
Avalon continues to dialogue with key local aboriginal groups with a view toward developing partnership arrangements. A draft Memorandum of Understanding (MOU) has been prepared for discussion which defines principles for revenue sharing models, environmental protection, employment and training initiatives that would form the basis for an ultimate Impacts & Benefits (IBA) type agreement.

The Company has already taken a proactive approach to hiring and training local aboriginal people with about 40% of the workers at the Thor Lake site being from local aboriginal communities. This includes two graduates from the recent Mine Training Society Driller Helper Training course that the Company co-sponsored.

East Kemptville Tin - Indium Project
Work on a Preliminary Economic Assessment (“PEA”) of the East Kemptville tin-indium (copper-zinc) deposit, Yarmouth County, NS, being prepared by Wardrop Engineering is also progressing well. Of significance, are the results from preliminary metallurgical testwork on drill core samples provided from the Nova Scotia government core library that have demonstrated considerable improvement in tin recoveries compared to that achieved while the mine was in production. In particular, the application of flotation to remove the sulphides prior to a gravity separation with Falcon™ concentrators has resulted in a projected tin recovery rate of 88% into combined gravity and sulphide flotation concentrates compared to historical recovery rates of just 40-75%. The recent tests indicated that recovery to gravity concentrate only was 76.5 to 79.4%.

Indium reports to the zinc-copper bulk concentrate where indium recoveries of 85% were achieved using a conventional flotation process. Further flotation tests to individual copper and zinc concentrates are necessary to establish recoveries to copper and zinc concentrates but it is presently projected that 85% recoveries should be achievable.  The metallurgical work included comminution tests conducted by Starkey and Associates in Ontario, flotation and gravity separation testing by Met-Solve Laboratory in British Columbia and QEMSCAN™ mineralogy analysis by SGS Minerals Services of Ontario under the supervision of Wardrop Engineering, a Tetra-Tech Company. Significantly improved tin recoveries coupled with relatively strong recent tin prices and potential for additional revenue streams from indium, zinc and copper is expected to favourably impact on the economic analysis to be prepared for the PEA. This is expected to be completed in the first quarter of 2010.

Georgi Doundarov, P.Eng., PMP, CCE, Senior Metallurgist of Wardrop Engineering is the Qualified Person for the Metallurgical Test Program under National Instrument 43-101.

The Company also reports that it has commenced a $500,000 exploration program to test other tin-indium targets on its wholly-owned, 8,960 acre, Ike’s Ridge property located immediately south and west of the East Kemptville Special Licence. This will involve ground geophysical surveys to define targets for a follow-up diamond drilling program planned for early in 2010.

The Ike’s Ridge field work is being conducted under the supervision of Bruce Hudgins, P.Geo. (Nova Scotia), under the direction of the Company’s Vice-President, Exploration, William Mercer, Ph.D., P.Geo. (Ontario).

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF)
Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding:  78,504,448. Cash resources: approximately $20 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at office@avalonraremetals.com or phone William Mercer, Ph.D., P.Geo., VP Exploration, at 416-364-4938.  For general discussion and commentary on the rare metals, please visit www.raremetalblog.com.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.